UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 12 )*



                         Volt Information Sciences, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   928703 10 7
               ---------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G


---------------------                                          -----------------
CUSIP NO. 928703 10 7                                          PAGE 2 OF 5 PAGES
---------------------                                          -----------------


--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Jerome Shaw
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
--------------------------------------------------------------------------------
        NUMBER OF                5       SOLE VOTING POWER
          SHARES
       BENEFICIALLY                          163,897
         OWNED BY             --------------------------------------------------
           EACH                  6       SHARED VOTING POWER
        REPORTING
          PERSON                           3,033,466
           WITH               --------------------------------------------------
                                 7       SOLE DISPOSITIVE POWER

                                             163,897
                              --------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                           3,033,466
--------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         3,197,363
--------------------------------------------------------------------------------
    10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                      [X]

--------------------------------------------------------------------------------
    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         20.5 %
--------------------------------------------------------------------------------
    12        TYPE OF REPORTING PERSON*

                         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G


---------------------                                          -----------------
CUSIP NO. 928703 10 7                                          PAGE 3 OF 5 PAGES
---------------------                                          -----------------


                                   Jerome Shaw
                               Amendment No. 12 to
                                  Schedule 13G

Item 1 (a)      Name of Issuer:
                --------------

                Volt Information Sciences, Inc.

Item 1 (b)      Address of Issuer's Principal Executive Offices:
                -----------------------------------------------

                1221 Avenue of the Americas, 47th Floor
                New York, New York 10020-1579

Item 2 (a)      Name of Person Filing:
                ---------------------

                Jerome Shaw

Item 2 (b)      Address of Principal Business Office:
                ------------------------------------

                c/o Volt Information Sciences, Inc.
                1221 Avenue of the Americas, 47th Floor
                New York, New York 10020-1579

Item 2 (c)      Citizenship:
                -----------
                United States of America

Item 2 (d)      Title of Class of Securities:
                ----------------------------

                Common Stock, $.10 par value per share (the "Common Stock").

Item 2 (e)      CUSIP Number:
                ------------

                928703 10 7

Item 3.         Statements filed pursuant to Rules 13d-1(b) or 13d-2(b):
                -------------------------------------------------------

                Not applicable.

Item 4.         Ownership:
                ---------

                The following information is at December 31, 1997:

                (a) Amount Beneficially Owned: 3,197,363 shares. Pursuant to the rules of the Securities and Exchange Commission respecting beneficial ownership, includes 120,000 shares which were not actually outstanding but which were issuable upon exercise of options held by the undersigned, each of which are presently exercisable in full. Such

                                       13G


---------------------                                          -----------------
CUSIP NO. 928703 10 7                                          PAGE 4 OF 5 PAGES
---------------------                                          -----------------


                        shares are considered outstanding for the purpose of computing the "Percent of Class" below. Also includes
                        (i) 4,655 shares held for the undersigned's benefit under the Company's Employee Stock Ownership Plan as at May 31, 1997 (the latest date as of which information concerning plan allocations is available), (ii) 29,792 shares held for the undersigned under the Company's 401(k) Savings Plan, (iii) 2,797,216 shares owned of record by the undersigned and his wife as trustees of a revocable trust for their benefit, as to which they have shared voting and investment power (pursuant to the terms of which the undersigned may demand that these shares be transferred back to him at any time) and (iv) 236,250 shares owned of record by the undersigned and his wife as trustees for one of his children (as to which the undersigned and his wife may be deemed to have shared voting and investment power; the reporting of these shares is not an admission of beneficial ownership of such 236,250 shares). Excludes 6,650 shares of Common Stock beneficially owned by the undersigned's wife, as to which shares the undersigned disclaims beneficial ownership.

                (b)     Percent of Class:          20.5%

                (c)     Number of shares as to which such person has:

                        (i)     sole power to vote or direct the vote -

                                163,897 shares.

                        (ii)    shared power to vote or direct the vote -

                                3,033,466 shares.

                        (iii) sole power to dispose or direct the disposition of -

                                163,897 shares.

                        (iv)    shared   power  to  dispose  or  to  direct  the
                                disposition of -

                                3,033,466 shares.

Item 5.         Ownership of Five Percent or Less or a Class:
                --------------------------------------------

                Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:
                ---------------------------------------------------------------

                Not applicable.

                                       13G


---------------------                                          -----------------
CUSIP NO. 928703 10 7                                          PAGE 5 OF 5 PAGES
---------------------                                          -----------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company:
                -------------------------------------------------------------

                Not applicable.

Item 8.         Identification and Classification of Members of the Group:
                ---------------------------------------------------------

                Not applicable.

Item 9.         Notice of Dissolution of Group:
                ------------------------------

                Not applicable.

Item 10.        Certification:
                -------------

                Not applicable.




                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1998



                                                        /s/  Jerome Shaw
                                                 -------------------------------
                                                          Jerome Shaw